FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of  November 2006

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  November 27th, 2006

Encl.

Interim Consolidated Financial Statements as at September 30th, 2006

Management Discussion & Analysis

Section 302 CEO Certification

Section 302 CFO Certification

click here for printer-friendly PDF version

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

The consolidated balance sheets of Pacific Harbour Capital Ltd. as at September 30, 2006 and the consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2006 and March 31, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	30-Sept-06	31-Mar-06
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalents	$ 369,115	$ 430,349
Marketable securities	173,745	152,382
Prepaid expenses and deposits	12,571	16,119
Land held for resale-Note 3	321,291	317,605
	876,722	916,455

Capital assets, net-Note 4	16,223	18,541
	$ 892,945	$ 934,996

LIABILITIES:
Current:
Accounts payable and accrued liabilities- Note 5	$ 119,324	$ 173,458

SHAREHOLDERS’ EQUITY:
Capital stock-Note 6	7,616,876	7,616,876
Contributed surplus	271,479	271,479
Deficit	(7,114,734)	(7,126,817)
	773,621	761,538

	$ 892,945	$ 934,996

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Second Quarter Ended September 30, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-06	30-Sept-05	30-Sept-06	30-Sept-05
Revenue
Interest income	2,884	1,167	6,279	1,969
Gain on sale of marketable securities	-	1,435	98,561	1,435
	2,884	2,602	104,840	3,404

General and Administrative Expenses- Schedule 1	53,333	69,138	118,203	141,646

Income (Loss) Before Other Items	(50,449)	(66,536)	(13,363)	(138,242)

Other Items
Gain on settlement of debts	25,446	-	25,446	-

Net Income (Loss) from continuing operations	(25,003)	(66,536)	12,083	(138,242)

Income (loss) from discontinued operations-Note 5	-	-	-	-

Net income (loss) for the period	(25,003)	(66,536)	12,083	(138,242)

Retained Earnings (Deficit) Beginning of Period	(7,089,731)	(7,099,158)	(7,126,817)	(7,027,452)

Retained Earnings (Deficit) End of Period	$ (7,114,734)	$ (7,165,694)	$ (7,114,734)	$ (7,165,694)

Basic income (loss) per share from continuing	($ 0.00)	($ 0.01)	($ 0.00)	($ 0.02)
operations
Basic income (loss) per share from discontinued	$ 0.00	$ 0.00	$ 0.00	$0.00
operations
Basic and diluted loss) per share for the period	($ 0.00)	($ 0.01)	($ 0.00)	($0.02)

Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Second Quarter Ended September 30, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative
	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-06	30-Sept-05	30-Sept-06	30-Sept-05
Operating Activities
Net (loss) income from continuing operations	$ (25,003)	$ (66,536)	$ 12,083	$ (138,242)

Non-cash items:
Gain on sale of marketable securities	-	(1,435)	(98,561)	(1,435)
Amortization	1,159	1,919	2,318	3,837

Changes in non-cash working capital:
Prepaid expenses and deposits	-	-	3,548	6,962
Accounts payable and accrued liabilities	(25,661)	(5,270)	(54,134)	(4,744)
	(49,505)	(71,322)	(134,746)	(133,622)
Financing Activities
Proceeds from promissory note receivable	-	-	-	4,999
	-	-	-	4,999
Investing Activities
Expenditure on land held for resale	-	-	(3,686)	(4,958)
Insurance proceeds from asset stolen	-	-	-	1,518
Net proceeds on redemption of investment	-	-	160,130	-
Sale (investment) in marketable securities	-	22,435	(82,932)	22,435
	-	22,435	73,512	18,995

Change In Cash from Continuing Operations	(49,505)	(48,887)	(61,234)	(109,628)

Change In Cash from Discontinued Operations	-	-	-	-

Cash (Bank Indebtedness), Beginning Of Period	418,620	300,363	430,349	361,104

Cash (Bank Indebtedness), End Of Period	$ 369,115	$ 251,476	$ 369,115	$ 251,476

Represented by:
Cash from Continuing Operations	369,115	251,476	369,115	251,476
Cash from Discontinuing Operations	-	-	-	-
	369,115	251,476	369,115	251,476

 Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Second Quarter Ended September 30, 2006 and 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Second Quarter		Cumulative

	3 months Ended	3 months Ended	6 months Ended	6 months Ended
	30-Sept-06	30-Sept-05	30-Sept-06	30-Sept-05
General and administrative expenses

Administration recovery	(16,000)	(12,000)	(28,000)	(21,933)
Amortization-capital assets	1,159	1,919	2.318	3,837
Bank charges	152	225	287	385
Corporate accounting	6,180	6,142	12,360	12,322
Filing fees	2,740	5,963	5,245	5,963
Legal and professional fees	1,313	2,216	12,535	3,413
Licence and dues	-	-	2,001	2,001
Management fees	6,000	12,750	12,000	32,250
Office and general	3,318	4,542	7,400	10,801
Promotion and advertising	-	1,004	-	1,336
Rent and utilities	19,280	18,088	35,370	36,690
Shareholder info and investor relations	1,368	3,355	2,550	3,985
Transfer agent fees	3,395	1,330	4,800	2,460
Wages and benefits	24,428	23,604	49,337	48,136

	53,333	69,138	118,203	141,646

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd., formerly Venture Pacific Development Corporation, is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and on the OTC Bulletin Board.  The Company's primary business is investments in marketable securities, land held for resale and investments in private companies in the development stage. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C., Canada and various marketable securities.

During fiscal 2004, the Company through a wholly owned US subsidiary, disposed of its principal asset, a parcel of land located in Pahrump, Nevada. In fiscal 2003, the Company disposed of its assets relating to the vehicle leasing business; and the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store. The operation of the vehicle leasing business is presented as discontinued operations within these consolidated financial statements.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

Note 2

 Significant Accounting Policies- (cont’d)

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All inter-company transactions and balances have been eliminated.

b)

Marketable-Securities

Marketable securities are carried at the lower of cost and fair market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net realizable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities

Note 2

 Significant Accounting Policies- (cont’d)

were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments. Marketable securities exceed their stated cost. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section3870-“Stock-based Compensation and Other Stock-based Payments”. Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Note 3

     Land Held for Resale

As of September 30, 2006, the Company’s land held for resale consists of one Pemberton land parcel. The Company capitalized property taxes and other costs.

	Sept. 30, 2006	Mar.31, 2006
Balance, beginning of the period	317,605	312,646
Property taxes	3,686	4,959
Other costs	-	-
	321,291	317,605
Less: land sold during the period	-	-
Total land held for resale	321,291	317,605

Note 4

     Capital Assets

			Sept. 30 2006	March 31 2006
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	29,538	21,652	7,886	9,277
Office Furniture	20,635	12,298	8,337	9,264
Software	4,170	4,170	-	-

	54,343	38,120	16,223	18,541

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations. The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	Sept. 30, 2006	Mar. 31, 2006

Accounts Payable	28,958	28,958
	28,958	28,958

Note 6

      Share Capital

a)

Authorized:

100,000,000 common shares without par value

100,000,000 preferred shares without par value

b) Issued:	Number	Amount
Balance, March 31, 2003	7,247,703	$ 7,616,876
Common shares issued	-	-

Balance, March 31, 2006 and September 30, 2006	7,247,703	$ 7,616,876

c)

Commitments:

Stock-Based Compensation Plan

The Company has a stock option plan (the “Plan”) for executives, employees and consultants whereby a maximum of 10% of the issued shares will be reserved for issuance under the Plan. Options are granted with an exercise price determined by the Board of directors, which may not be less than the market price of the Company’s stock on the date of the grant. The vesting provisions are determined by the Board of Directors and are defined in each stock option agreement.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Weighted Average Exercise Price
Outstanding and exercisable at March 31, 2005	879,028	$ 0.39
Granted	502,014	$ 0.24
Cancelled	(402,014)	$ 0.24

Outstanding and exercisable at March 31, 2006 and September 30, 2006	979,028	$ 0.24

On September 30, 2006 there were 979,028 stock options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 07, 2010

979,028

Note 7

      Related Party Transactions

For the six months ended September 30, 2006 and 2005, the Company was charged the following expenses by directors or companies with common directors:

	2006	2005
Administration recovery	(28,000)	(21,933)
Legal and professional fees	-	1,755
Management fees and salaries	12,000	32,250
	(16,000)	12,072

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Note 8

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position, are summarized as follows:

A)

Accounting for Start-up Activities

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

B)

Stock-based Compensation

The Company grants stock options at exercise prices equal to the fair market value of the Company’s stock at the date of the grant. Pursuant to APB No.25 and SFAS No.123, the compensation charge associated with non-employee’s options has been recorded in reconciling items for the year ended March 31, 2003 and earlier. Subsequent to March 31, 2003, the Company has adopted the policy to expense all stock option benefits in accordance with SFAS No. 123 and to apply this change under the modified prospective method with no retroactive restatement of the prior year in accordance with the transitional provisions of SFAS No. 148. The Company has adjusted the opening Contributed Surplus to reflect the cumulative expense of employee stock options previously reported on a pro forma basis.

C)

Marketable Securities

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealised holding gains and losses for trading securities shall be included in earnings and reported for the period.

The impact of these material differences on the consolidated financial statements is as follows:

Note 8

 Differences Between Canadian and US Generally Accepted Accounting Principles- (cont’d)

	6 Months ended September 30,	Year ended March 31,
	2006	2006
Net Income (loss) for the period per Canadian GAAP	$12,083	$(99,365)
Capitalized holding costs	(3,686)	(4,959)
Unrealised gain (loss) on trading securities -C	(10,586)	(102,749)

Net loss for the period	$(2,189)	$(207,073)

Basic loss per share per US GAAP	$(0.00)	$(0.03)

Consolidated Balance Sheets
Balance Sheets	$892,945	$934,996
Capitalized holding costs	(19,339)	(15,653)
Marketable securities increase -C	-	139,701

Total Assets per US GAAP	$873,606	$1,059,044

Total Liabilities per Canadian and US GAAP	$119,324	$173,458

	6 Months ended September 30, 2006	Year ended March 31, 2006
Shareholders’ Equity
Deficit, end of period per Canadian GAAP	$(7,114,734)	$(7,126,817)
Capitalized holding costs	(19,339)	(15,653)
Stock-based compensation	-	(35,600)
Unrealised gain on trading securities	-	139,701

Deficit, end of period per US GAAP	$(7,134,073)	$(7,038,369)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-up capital)	271,479	271,479
Additional paid-up capital	-	35,600

Shareholders’ equity per US GAAP	754,282	885,856

Total liabilities and shareholders’ equity	$ 873,606	$ 1,059,044

Note 9

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statements presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

SECOND QUARTER REPORT – September 30, 2006

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the second quarter ended September 30, 2006. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1

Date of Report: November 27, 2006

1.2

Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

In the second quarter ended September 30, 2006, the Company did not invest or sell any marketable securities. As of September 30, 2006, the Company continued to hold marketable securities of $173,745 at cost.

In this quarter, the Company reported a net loss of $25,003 or $0.00 loss per share and with accumulated deficit of $7,089,731 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and increase shareholders’ value.

As of September 30, 2006, the Company had cash and cash equivalents of $369,115 and working capital of $757,398. The Company had no long-term debt.

1.3

Results of Operations For the Second Quarter Ended September 30, 2006

Revenue

For the three months ended September 30, 2006, the Company earned revenue of $2,884 compared to $2,602 from the same quarter last year. Cumulatively for the six months period ended September 30, 2006, the Company reported total revenue of $104,840 compared to $3,404 for the same period last year. Revenue consisted of interest income and gain on sale of marketable securities. The increase in revenue was primarily due to a gain realized from the sale of marketable securities during the first quarter in 2006.

General and Administrative Expenses

General and administrative expenses reduced slightly in the second quarter ended September 30, 2006 compared to the same quarter last year from $69,138 to $53,333. For the six months period, general and administrative expenses reduced from $141,646 to $118,203 respectively.  The reduction was mainly attributable to management cost cutting measure by reducing its management fees paid to management. Offsetting the decrease above, the Company incurred higher legal expenses in the six months period in order to settle its existing lawsuits.

Other Items

In this quarter, the Company reached an agreement with respect to a lawsuit and reported a gain on debt settlement of $25,446.

Net Income (Loss)

The Company reported a net loss of $25,003 or $0.00 loss per share for the second quarter ended September 30, 2006 compared to a net loss of $66,536 or $0.01 loss per share in the comparable quarter last year. For the six months period, the Company reported a net income of $12,083 or $0.00 income per share as compared to a net loss of $138,242 or $0.02 loss per share in the comparative six months period.

1.4

Transactions with Related Parties

During the six months period ended September 30, 2006, the Company paid $12,000 (2005: $32,250) management fee to a company controlled by a director and officer of the Company for management services.

The Company received $28,000 (2005: 21,933) in fees from a related company that has a director and officer in common. Fees were paid for shared office facilities and staffing costs.

All the above charges are on terms and conditions similar to non-related parties.

1.5

Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005	Q4 Mar 31, 2006	Q1 June 30, 2006	Q2 Sept 30, 2006
Total Revenues	$21,037	$12,285	$802	$1,167	$1,098	$218,571	$101,956	$2,884

Income or loss before discontinued operations and extraordinary items:

Total	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00

Net income or loss:

Total	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)	$132,499	$37,086	$(25,003)
Per Share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00
Per Share Fully Diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.02	$0.00	$0.00

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters are as follows:

During the first quarter ended June 30, 2006, the net income of $37,086 consisted of a gain on sale of marketable securities of $98,561.

During the last quarter ended March 31, 2006, the net income of $132,499 consisted of a gain on sale of marketable securities of $154,611 and a gain on settlement of accounts payable of $37,000.

1.6

Liquidity and Capital Resources

On September 30, 2006, working capital increased by $14,401 from $742,997 on March 31, 2006 to 757,398. The increase was attributable to investment gain from marketable securities and gain on debt settlement of $25,446 during the six months period.

During the second quarter ended September 30, 2006, the Company had negative cash outflow of $49,505 from operating activities compared to $71,322 negative cash outflow from the same quarter last year. From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the coming year.

The Company did not engage in any financing activities in the quarter ended September 30, 2006.

During the three months ended September 30, 2006, the Company did not engage in any investing activities.

The Company generated negative net cash outflow of $49,505 for the quarter. Depending on future growth and investment activities, the Company may obtain equity or debt financing to support acquisition or investment activities.

1.7

Contingent liabilities and Lawsuit

The Company is currently involved with one court case, which it plans to defend vigorously. The court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

1.8

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9

Contractual Obligations  and Commitments

As of September 30, 2006, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.10

Financial instruments and Risk Factors

As of September 30, 2006 the Company held $173,745 in marketable securities, which are valued at the lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. Other financial instruments, which include cash and cash equivalents, accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.11

Outlook

Identifying profitable business ventures and investments will be the main task for the Company in order to achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

1.12

Disclosure Controls and Procedures

The Company performed an evaluation under the supervision of the Company’s management including the chief executive officer and financial controller of the effectiveness and design and operation of the Company’s disclosure and control procedures as of the end of the financial quarter ended September 30, 2006. Based on that evaluation, the Company’s management concluded that the Company’s disclosure controls and procedures were effective as of the ended of September 30, 2006 and provided reasonable assurance that information required to be disclosed by the Company in the 2006 annual filings was recorded, summarized and reported within the regulated time period. The Company’s management identified no change in the Company’s internal control over financial reporting that occurred for the financial quarter ended September 30, 2006 and that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

1.13

Share Capital Outstanding

Authorized Capital

100,000,000 common shares without par value

100,000,000 preferred shares without par value

Issued and outstanding

7,247,703 common shares as at September 30, 2006

SECTION 302 CERTIFICATION

I,  Thomas Pressello, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at September 30, 2006;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements is being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  November 27, 2006

“Thomas Pressello”

Name:  Thomas Pressello

President and Chief Executive Officer

SECTION 302 CERTIFICATION

I,  Michael Reynolds, certify that:

1.

I have reviewed the quarterly financial statements of Pacific Harbour Capital Ltd. as at September 30, 2006;

2.

Based on my knowledge, these statements do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by these statements;

3.

Based on my knowledge, the financial statements, and other financial information included in these statements, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in these statements;

4.

The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which these statements are being prepared;

(b) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in these statements our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by these statements based on such evaluation; and

(c) disclosed in these statements any change in the registrant’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date:  November 27, 2006

“Michael Reynolds”

Name:  Michael Reynolds

Acting Chief Financial Officer